UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Healthcare Acquisition Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

42224H104

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 42224H104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 42224H104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0%
14.	Type of Reporting Person (See Instructions)

OO

This Amendment No. 1 amends and supplements the Schedule 13D filed by QVT Financial LP (“QVT Financial”) and QVT Financial GP LLC on July 10, 2007 (the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”) of Healthcare Acquisition Corp. (the “Issuer”). held by the QVT Fund LP (the “Fund”), Quintessence Fund L.P. (“Quintessence”) and a separate discretionary account managed by QVT Financial for Deutsche Bank AG (the “Separate Account”). Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	and (b). As of August 2, 2007, QVT Financial and QVT Financial GP LLC beneficially own no shares of Common Stock.

(c) The Fund, Quintessence and the Separate Account effected the following transactions in the Common Stock since the date of filing of the Schedule 13D:

•

On August 2, 2007, the Fund sold 503,160 shares of Common Stock, Quintessence sold 56,753 shares of Common Stock and the Separate Account sold 80,487 shares of Common Stock in the open market at a price of $7.65 per share.

(d)	Not applicable.

(e) The reporting persons ceased to be the beneficial owner of more than five percent of the class of securities on August 2, 2007.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2007

QVT FINANCIAL LP

By QVT Financial GP LLC, its General Partner

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: August 7, 2007

QVT FINANCIAL LP

By QVT Financial GP LLC, its General Partner

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member